

May 31, 2011

Via E-mail

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT   84121

> **Re: Overstock.com, Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed October 29, 2010**
> **File No. 000-49799**

Dear Mr. Chesnut:

We have reviewed your response dated May 20, 2011 and considered the additional information provided via conference calls on May 23 and May 26, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your Form 10-K for the year ended December 31, 2010, or by advising us when you will provide the requested response.

1. You have represented that the provision for sales returns recorded in the fourth quarter of 2007 and $4 million plus reduction in your allowance in the fourth quarter of 2009 resulted from the application of a consistent systematic methodology for determining your sales return allowance. With respect to return reduction initiatives, you have represented to us that you monitored the impact of these initiatives in 2009, particularly during Q4 2009 following the introduction of the new supplier agreement, and determined at the end of 2009 that there was sufficient evidence of a sustained downward trend in returns from these initiatives (versus temporary or seasonal trends) and therefore made a one-time adjustment to reduce your sales returns allowance. Please revise the notes to your financial statements to discuss this change in estimate during the fourth quarter of 2009 by providing the disclosure set forth in FASB ASC 250-10-50-4. Please also expand your Management's Discussion and Analysis of Financial Condition and Results of Operations to provide insights of the significant factors and the subjective judgments involved behind the estimate change. Lastly, quantify the dollar amount of the change in the provision and allowance in the fourth quarter of 2009 and its impact on the quarter and your results for the year.

2. Your April 11, 2011 response states you discovered an error in your earlier determination of the sales return allowance by using net amounts recorded for the period of Q1 2007 through Q3 2009. You represented that such errors are isolated to your balance sheets and Schedule II and have no impact on your statement of operations. In the interests of allowing consistent calculations to be made by users of your financial statements, please consider reflecting the corrections for these errors in your amended filing.

3. Please submit your letter dated May 20, 2011 on EDGAR.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding these comments on the financial statements and related matters. Please contact me at 202-551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief